SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A (“Braskem”) and Petróleo Brasileiro S. A - Petrobras (“Petrobras”).
Relationship with the issuer	Petrobras holds 47.03% of the voting capital and 36.10% of the total capital of Braskem.
Purpose	Purchase and sale of petrochemical naphtha in addition to those contracted for April 2020.
Key terms and conditions

Agreement for the purchase of up to 220,000 tons of petrochemical naphtha from Petrobras for supplying Braskem units in Bahia, Rio Grande do Sul and São Paulo, estimated at one hundred  and forty million reais (R$140,000,000.00).

Price: Referenced to the international ARA (Amsterdam, Rotterdam and Antwerp) naphtha price, at a discount of 35 dollars per ton for 190,000 tons for Braskem’s petrochemical complexes in Bahia and Rio Grande do Sul, and at a discount of 15 dollars per ton for 30,000 tons for Braskem’s petrochemical complex in São Paulo.

Date of execution of the agreement	April 21, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

There was no participation of Petrobras, its partners and managers in Braskem’s decision-making process on the transaction or in the negotiation of the transaction as representatives of Braskem. The directors of Braskem who are part of Petrobras’ management refrained from deliberating on the transaction at the meeting of the Board of Directors of Braskem that discussed this matter.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

The transaction was negotiated between the parties due to the decline in demand for gasoline in Brazil as a result of the crisis caused by Covid-19. Given the similarity between gasoline and petrochemical naphtha, the Parties agreed on an additional purchase of petrochemical naphtha by Braskem in April 2020 in a volume equivalent to the naphtha volumes imported by Braskem in the period. The contractual obligations of the parties to the contract were established based on market benchmarks or similar contracts with third parties that are not related parties.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.